Exhibit 99.1

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 22, 2010

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 22, 2010

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31, 2009	December 31, 2008

Assets
Current assets:
Cash and cash equivalents (Note 18)	$121,256	$20,560
Inventory (Note 4)	36,986	19,946
Prepaid expenses and sundry assets (Note 5)	19,050	5,351
Unrealized foreign exchange gains (Note 6(a)(ii))	1,280	-
	178,572	45,857

Prepaid expenses and sundry assets (Note 5)	35,837	26,164
Net smelter royalty (Note 7)	1,006	1,006
Restricted cash (Note 8)	108	3,106
Property, plant and equipment (Note 9)	205,329	148,422
Mineral exploration projects (Note 10)	129,743	79,279

	$550,595	$303,834

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$22,892	$13,416
Notes payable (Note 11)	5,366	4,319
Income taxes payable	15,641	8,626
Asset retirement obligations (Note 12)	510	1,337
Unrealized foreign exchange losses (Note 6(a)(ii))	-	2,421
	44,409	30,119

Deferred compensation liability (Note 15)	8,616	434
Notes payable (Note 11)	126,784	69,729
Future income taxes (Note 13)	11,821	-
Asset retirement obligations (Note 12)	12,331	6,828
Other liabilities	738	-
Total liabilities	204,699	107,110

Shareholders' equity
Common shares (Note 14(a))	365,667	245,067
Stock options (Note 14(c))	14,762	19,059
Contributed surplus	42,028	1,167
Deficit	(76,561)	(68,569)
	345,896	196,724
Commitments (Notes 6, 9, 10, and 20)
	$550,595	$303,834

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Gold sales	$140,734	$93,657	$47,834
Production costs	(74,287)	(53,610)	(28,313)
Stock-based compensation (Notes 14(c) and 15)	(600)	(24)	-
Depletion and amortization	(23,264)	(12,669)	(5,232)
Gross profit	42,583	27,354	14,289

Operating expenses:
Exploration	3,079	3,536	2,365
Stock-based compensation (Note 14(c) and 15)	10,644	1,238	10,750
Administration	16,411	12,571	9,617
Management fees (Note 17(a))	1,604	854	747
Amortization	452	264	-
Accretion expense (Note 12)	786	490	138
Other	2,440	379	2,782
Total operating expenses	35,416	19,332	26,399

Income (loss) before the following	7,167	8,022	(12,110)

Loss on forward derivatives (Note 6(a)(i))	-	318	9,908
Loss (gain) on forward foreign exchange derivatives (Note 6(a)(ii))	(2,642)	2,623	(3,690)
Foreign exchange gain	(17,307)	(2,477)	(2,280)
Interest expense	28,847	11,584	11,170
Interest income	(4,203)	(3,850)	(4,601)
Gain on disposition of property (Note 10(a))	(2,043)	(452)	(381)
Write down on Sabará property (Note 9)	3,522	-	-
Other non-operating expenses	145	-	230
Total other expenses	6,319	7,746	10,356

Income (loss) before income taxes	848	276	(22,466)
Income taxes (Note 13)
Current income taxes	4,979	6,172	3,519
Future income taxes (recovered)	3,861	(1,640)	1,675
Total income taxes	8,840	4,532	5,194

Net loss and comprehensive loss for the year	(7,992)	(4,256)	(27,660)

Basic and diluted net loss per share (Note 16)	$(0.10)	$(0.07)	$(0.52)

Weighted average number of common shares outstanding (Note16)	76,410,916	62,908,676	53,613,175

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the year	$(7,992)	$(4,256)	$(27,660)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(3,227)	(3,471)	7,907
Stock-based compensation	7,962	1,262	10,750
Non-cash interest expense	15,320	1,982	2,953
Accretion expense	786	490	138
Future income taxes (recovered)	3,861	(1,640)	1,675
Depletion and amortization	23,716	12,933	5,232
Write down on Sabará property (Note 9)	3,522	-	-
Amortization of net smelter royalty	-	219	310
Unrealized loss on forward sales derivatives	-	-	4,284
Unrealized loss (gain) on foreign exchange contracts	(3,701)	4,102	(972)
Gain on disposition of property	-	-	(381)
Reclamation expenditure	(328)	-	(157)
Change in non-cash operating working capital
Accounts receivable	-	-	1,742
Inventory	(11,106)	(4,361)	(2,624)
Prepaid expenses and sundry assets	(13,612)	(14,200)	(11,659)
Accounts payable and accrued liabilities	9,707	423	6,991
Current taxes payable	7,015	5,107	2,928
	31,923	(1,410)	1,457
Financing activities:
Issuance of common shares, special warrants and warrants, net	114,294	105,803	30,138
Shares purchased for cancellation	-	(6,381)	(2,089)
Settlement of forward derivatives	-	(14,500)	-
Decrease (increase) in restricted cash	2,998	(4)	2,925
Repayment of debt	(84,614)	(18,654)	(6,086)
Increase in debt	118,204	3,848	64,604
Other long term liabilities	738	-	-
	151,620	70,112	89,492
Investing activities
Mineral exploration projects	(25,200)	(37,087)	(27,233)
Purchase of property, plant and equipment	(60,300)	(52,210)	(35,859)
	(85,500)	(89,297)	(63,092)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,653	(4,556)	3,095
Increase (decrease) in cash and cash equivalents	100,696	(25,151)	30,952
Cash and cash equivalents, beginning of year	20,560	45,711	14,759
Cash and cash equivalents, end of year	$121,256	$20,560	$45,711

Supplemental cash flow information (Note 18)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,425)	89,375
Adjustment to opening deficit (Note 2(a)(xvi))	-	-	-	-	-	-	-	165	165
Private placement (Note 11(c))	2,156,250	10,851	-	-	-	-	-	-	10,851
Shares acquired under normal course issuer bid and cancelled (Note 14(a)(iii))	(236,400)	(596)	-	-	-	-	-	(1,493)	(2,089)
Warrants forced out	67,211	72	(225,403)	(152)	-	-	-	-	(80)
Exercise of purchase warrants	5,670,297	23,678	(5,366,721)	(3,671)	-	-	-	-	20,007
Warrants expired	-	-	(5,095)	(4)	-	-	4	-	-
Options granted (Note 14(c))	-	-	-	-	2,808,500	-	-	-	-
Stock based compensation	-	-	-	-	-	10,792	-	-	10,792
Exercise of stock options (Note 14(c))	160,134	477	-	-	(216,842)	(277)	-	-	200
Unvested options expired (Note 14(c))	-	-	-	-	(55,000)	(42)	-	-	(42)
Net loss	-	-	-	-	-	-	-	(27,660)	(27,660)
Balance December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 14(a)(ii))	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled (Note 14(a)(iii))	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted (Note 14(c))	-	-	-	-	130,000	-	-	-	-
Stock based compensation	-	-	-	-	-	916	-	-	916
Exercise of stock options (Note 14(c))	501,100	1,343	-	-	(699,645)	(1,020)	-	-	323
Vested options expired upon termination (Note 14(c))	-	-	-	-	(10,000)	(14)	14	-	-
Unvested options expired upon termination (Note 14(c))	-	-	-	-	(165,000)	(41)	-	-	(41)
Net loss	-	-	-	-	-	-	-	(4,256)	(4,256)
Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724

Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Acquisition of Gurupi Property (Note 3)	3,377,354	42,454	-	-	-	-	-	-	42,454
Public offering (Note 14(a)(i))	13,915,000	63,238	-	-	-	-	-	-	63,238
Exercise of stock options (Note 14(c))	2,440,013	14,908	-	-	(2,440,013)	(4,714)	-	-	10,194
Unvested options expired upon termination (Note 14(c))	-	-	-	-	(24,500)	(47)	-	-	(47)
Stock based compensation	-	-	-	-	-	464	-	-	464
Equity component of convertible notes (Note 11(f))	-	-	-	-	-	-	40,861	-	40,861
Net loss	-	-	-	-	-	-	-	(7,992)	(7,992)
Balance, December 31, 2009	83,714,648	365,667	-	-	4,596,500	14,762	42,028	(76,561)	345,896

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted principles (CDN GAAP) using the following significant accounting policies and are expressed in United States dollars.

(a)	Existing Accounting Policies:

(i)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash (Note 8).

(iii)	Short-term Investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as held-for-trading and recorded at fair value.

(iv)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(a) Existing Accounting Policies (continued):

(v)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(vi)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	over the life of the plant, straight line
Vehicles	-	5 years, straight line
Equipment	-	5 -10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method1

1Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through their use or future disposition.  Estimated future net cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs.  An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of the estimated undiscounted future net cash flows from its use.  An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.  Assumptions, such as gold price, discount rate, and expenditures, underlying the fair value estimates are subject to risks and uncertainties.  Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects.  Green field costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study.  All costs related to green field are expensed and included in exploration costs in the Consolidated Statements of Operations.

Exploration costs, subsequent to confirmation of an area’s potential, are classified as brown field.  The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all brown field exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

properties until those properties are brought into production, at which time, they will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.

(ix)	Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(x)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(xi)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

(xii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 14(c) and 15.  The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period based on the changes in the intrinsic values of the awards.  Any gains or losses on re-measurement are recorded in the statement of operations.  For any forfeiture of the awards, the accrued compensation cost will be adjusted by decreasing compensation cost in the period of the forfeiture.

(xiv)	Net loss per share:

Basic net income (loss) per share is computed by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted net income (loss) per share by the application of the treasury method. The computation of diluted net income (loss) per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net income (loss) per share.

(xv)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly valuation of mineral properties, recoverable taxes, future tax assets and liabilities, asset retirement obligations and measurement of inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(xvi)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

(xvii)	Financial instruments-recognition and measurement

The Company classifies all financial instruments as either held to maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost, net of transaction costs, or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2009:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward foreign exchange derivative liability	Held-for-trading
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

The Company has used certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales and forward foreign exchange contracts, to manage the Company’s exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations.  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(b)	Adoption of New Accounting Standards:

(i)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards on a retrospective basis on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard did not have a material impact on the Company’s financial statements.

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” which is effective for interim and annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(b)	Adoption of New Accounting Standards (continued):

(iii)	Financial instruments - disclosures:

Amendments to Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk.  Enhanced fair value measurements include disclosure relating to the level in the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques.  The amendments clarify that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset.  Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk (Note 6).

(c)	Accounting Standards Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

2.	Significant Accounting Policies (continued):

(c)	Accounting Standards Issued But Not Yet Implemented (continued):

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

3.	Acquisition of Gurupi Project:

On December 2, 2009, the Company completed its acquisition of MCT from Companhia Nacional de Mineração, (“CNM”) a subsidiary of Kinross Gold Corporation (“Kinross”).  Jaguar now has 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.  The Company satisfied the purchase price for MCT by issuing to CNM 3,377,354 Jaguar common shares, valued at $42.5 million on the date of sale.

The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase Price:
3,377,354 common shares issued	$42,453
Transaction costs	385
$42,838
Net Assets acquired:
Cash and cash equivalents	$7
Prepaid expenses and sundry assets	3
Mineral exploration projects	50,816
Accounts payable and accrued liabilities	(28)
Future income taxes	(7,960)
$42,838

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

4.      Inventory:

Inventory is comprised of the following:

	2009	2008
Raw materials	$2,341	$1,937
Mine operating supplies	7,718	4,188
Ore stockpiles	8,514	4,643
Gold in process	18,413	9,178
	$36,986	$19,946

Depletion and amortization costs included in inventory
Ore stockpiles	$2,512	$1,212
Gold in process	4,303	2,334
	$6,815	$3,546

Stock - based compensation costs included in inventory
Ore stockpiles	$108	$14
Gold in process	227	36
	$335	$50

The 2009 inventory is net of a write down of inventory to net realizable value in the amount of $696,000 which is included in the write down on the Sabará property (Note 9(b)).

5.      Prepaid Expenses and Sundry Assets:

	2009	2008

Advances to suppliers	$591	$488
Recoverable taxes (a)	51,171	27,978
Sundry receivables from related parties (b)	418	174
Call option derivative asset related to notes payable (c)	-	1,367
Other	2,707	1,508
	54,887	31,515
Less: Long term recoverable taxes (a)	35,401	24,635
Sundry receivables from related parties (b)	217	162
Call option derivative asset related to notes payable (c)	-	1,367
Other	219	-
	35,837	26,164
Current portion of prepaid expenses and sundry assets	$19,050	$5,351

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

5.      Prepaid Expenses and Sundry Assets (continued):

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted R$89.1 million (2008 - R$64.8 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Brazilian Resources Inc. (“BZI”) related parties (Notes 17(c) and (d)).  BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda (“IMS”), a founding shareholder of the Company.

(c)	The call option derivative asset related to an option to redeem the private placement notes at a premium prior to maturity. The private placement notes were redeemed during November 2009 (Note 11(c)).

6.	Risk Management Policies:

(a)      Derivative Financial Instruments:

 (i)  Forward sales and purchase contracts:

During 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.

During 2008, the Company closed the outstanding forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.7 million, of which $14.5 million was recorded as of December 31, 2007.

(ii) Forward foreign exchange contracts:

As at December 31, 2009, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
29-Jan-10	$1,000	R$	1,870
29-Jan-10	1,000		1,902
29-Jan-10	1,000		1,927
26-Feb-10	1,000		1,880
26-Feb-10	1,000		1,912
26-Feb-10	1,000		1,931
31-Mar-10	1,000		1,933
31-Mar-10	2,000		3,883
31-Mar-10	1,000		1,813
30-Apr-10	1,000		1,932
30-Apr-10	2,000		3,902
28-May-10	2,000		3,920
28-May-10	1,000		1,826
30-Jun-10	1,000		1,837
	$17,000	R$	32,468

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

6.	Risk Management Policies (continued):

During July 2009 the Company entered into a new forward currency hedging facility.  The Company is not required to hold cash in an escrow account for forward foreign exchange transactions, however cash deposits in the amount of $500,000 plus any mark-to-market loss must be made.

The terms of the contracts outstanding on December 31, 2008 required a percentage of the funds to be held on deposit as collateral to cover the contracts.  At December 31, 2008, $3.0 million of cash was restricted for this facility.  During the third quarter of 2009, the $3.0 million of restricted cash was released to the Company.

At December 31, 2009, prepaid expenses and sundry assets include $1.3 million of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2008 current liabilities include $2.4 million of unrealized foreign exchange losses).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2009	2008	2007
Unrealized loss (gain)	$(3,701)	$4,099	$(972)
Realized loss (gain)	1,059	(1,476)	(2,718)
	$(2,642)	$2,623	$(3,690)

(i)  Credit risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

6.	Risk Management Policies (continued):

(b)	Financial Instruments:

(ii)   Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 19.  The Company has $134.2 million of working capital at December 31, 2009.  Accounts payable and accrued liabilities, current portion of notes payable, and current taxes payable are due within the current operating period.  The Company’s financial liabilities and other commitments are listed in Note 20.

(iii)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2009 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of change to 2009 Gross Profit less Operating Expenses
U.S. dollar per Brazilian reais	10% change in Brazilian reais	$8,122
U.S. dollar per Canadian dollar	10% change in Canadian dollar	$2,172

(ii)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 99% of its debt with interest rates ranging from 0% to 4.5% per annum.

(v)	Price risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

6.	Risk Management Policies (continued):

(vi)	Stock - based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs.  These programs, as described in Note 15 include Deferred Stock Units (“DSUs”), Restricted Stock Units (“RSUs”) and Share Appreciation Rights (“SARs”).  Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise.  The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company’s common shares at the time of exercise exceeds the market price of such shares at the time of grant.  For the year ended December 31, 2009 a strengthening or weakening of $1.00 in the price of the Company’s common shares would have had an unfavourable or favourable impact of approximately $1.1 million in income before income taxes, respectively.

(vii)	Fair value estimation:

CICA Handbook Section 3862 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 - quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.
Level 2 - inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 - one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available.  The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2009 are as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

6.	Risk Management Policies (continued):

Financial assets	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents
Cash	$62,618	$-	$-
Cash equivalents	58,638	-	-
	121,256	-	-

Forward contracts	-	1,280	-

The carrying value and fair value of the Company’s financial assets and liabilities are as follows:

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents1	$121,256	$121,256	$20,560	$20,560
Restricted cash1	108	108	3,106	3,106
Forward contracts2
Assets	1,280	1,280	-	-
Liabilities	-	-	(2,421)	(2,421)
Call option derivative asset relating to notes payable3	-	-	1,367	1,367
Notes payable4	(132,150)	(136,042)	(74,048)	(63,160)
Accounts payable and accrued liabilities1	(22,892)	(22,892)	(16,858)	(16,858)
Deferred compensation liabilities5	(8,616)	(9,936)	(434)	(475)

1.
Cash and cash equivalents and restricted cash are recorded at their fair values.  Accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

2.
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

3.	The call option derivative asset relating to the private placement notes is recorded at fair value. Fair value of the call feature was measured using the Black-Karasinski model.
4.
The fair value of the private placement notes was measured using the Black-Karasinski model.  The fair value of the other notes payable was based on their market price, if available.  If a market price is not available then the fair value is determined by discounting the future cash liabilities at the current market rate of interest available to the Company.

5.
The fair value of stock appreciation rights (”SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period.   The carrying value, measured using intrinsic value, of the Deferred Share Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximates their fair values.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

7.	Net Smelter Royalty:

	2009	2008
Prometálica Mineração Ltda. (“PML”)	$1,225	$1,225
Less: Accumulated amortization	(219)	(219)
Net	$1,006	$1,006

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML“) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

During 2009 the Company received royalty income of $nil (2008 - $30,000, 2007 - $0.3 million) (Note 17(c)). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided unsecured guarantees of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  These guarantees will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.

8.	Restricted Cash:

At December 31, 2009 $108,000 was held in a Certificate of Deposit as security for corporate credit cards (December 31, 2008 - $106,000).  In addition, at December 31, 2008 $3.0 million was restricted as collateral for the foreign exchange contracts (Note 6(a)(ii)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

9.       Property, Plant and Equipment:

		2009
	Cost	Accumulated	Net
		Amortization
Processing plant	$13,500	$(5,866)	$7,634
Vehicles	6,225	(3,056)	3,169
Equipment	120,756	(22,025)	98,731
Leasehold improvements	426	(203)	223
Assets under construction	17,055	-	17,055
Mining properties	109,922	(31,405)	78,517
	$267,884	$(62,555)	$205,329

		2008
	Cost	Accumulated	Net
		Amortization
Processing plant	$12,830	$(2,729)	$10,101
Vehicles	5,497	(1,868)	3,629
Equipment	82,365	(11,256)	71,109
Leasehold improvements	275	(84)	191
Assets under construction	11,330	-	11,330
Mining properties	67,691	(15,629)	52,062
	$179,988	$(31,566)	$148,422

Upon commencement of commercial production, mineral exploration projects are classified as Property, Plant and Equipment (“PPE”).  Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced commercial production and were reclassified to PPE.  During 2009 the following properties were reclassified to PPE: Satinoco (Turmalina Project), Palmital (Paciência Project) and Marzagão (Paciência Project).  See Note 10 for a summary of costs reclassified.

(a)	Mining properties as at December 31, 2009 include the following properties which are in production:

(i)   Turmalina Project - Turmalina and Satinoco mines:

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(ii)   Paciência Project - Santa Isabel, Palmital and Marzagão mines:

The Company has an agreement with AngloGold to pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production (Note 10(a)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

9.	Property, Plant and Equipment (continued):

(b)     Sabará write down:

Production began in the Sabará Region in December 2003. The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).

During December 2009 the Company decided to terminate production at the Sabará plant which had been idle since August 2009.  The assets related to the Sabará property were evaluated for recoverability, based on salvage value, and a PPE write down of $2.8 million was recorded (2008 - $nil).  A write down of inventory of $696,000 related to the Sabará property was also taken (Note 4).

10.     Mineral Exploration Projects:

	Balance	Additions	Reclassify to	Balance	Additions1	Reclassify to	Balance
	December 31,		PP&E	December 31,		PP&E	December 31,
	2007			2008			2009
Paciência (a)	$20,147	$19,364	$(28,054)	$11,457	$8,160	$(15,912)	$3,705
Turmalina (b)	2,320	5,226	-	7,546	651	(7,730)	467
Caeté Expansion Project (c)	38,785	21,437	(17)	60,205	12,162	-	72,367
Faina and Pontal	21	50	-	71	2,317	-	2,388
Gurupi (d)	-	-	-	-	50,816	-	50,816
	$61,273	$46,077	$(28,071)	$79,279	$74,106	$(23,642)	$129,743

  1.       Additions to the Pilar mine at the Caeté Expansion Project are net of amortization in the amount of $2,120.

(a)	Paciência Project

The Paciência Project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, Monges and Ajuda.

Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced commercial production and were reclassified to PPE.  In 2009 the Marzagão and Palmital properties were reclassified to PPE.

In November 2003, the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté expansion project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

10.     Mineral Exploration Projects (continued):

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty obligation is reduced.  During 2008 additional gains of $452,000 were recognized and during 2009 additional gains of $2.0 million were recognized relating to this property (Notes 9(a)(ii), 18).

(b)	Turmalina

The costs relate to the Santinoco property (Ore Body D) adjacent to the Turmalina plant and mine, not currently in commercial production.  Effective September 30, 2009, the Santinoco (Ore Body C) property was reclassified to PPE upon commercial production.  The property is subject to a royalty payable to a third party (Note 9 (a)(i)).

(c)	Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso -sulphide, Juca Vieira and Trindade.

(d)	Gurupi Project

On December 2, 2009 the Company acquired the Gurupi Project, a gold project located in the state of Maranhão, Brazil.  (Notes 3, 14(a)(iv)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

11.     Notes Payable:

	2009	2008
Due to Banco Volkswagen (a)	$-	$123
Due to Banco Bradesco (b)(i)	-	58
Due to Banco Bradesco (b)(ii)	96	144
Due to Banco Bradesco (b)(iii)	471	585
Private placement notes (c)	-	60,124
Due to CVRD (d)	11,125	11,908
Due to Banco Santander (e)(i)	-	729
Due to Banco Santander (e)(ii)	-	377
Convertible notes (f)	120,458	-
	132,150	74,048
Less: Current portion	5,366	4,319
	$126,784	$69,729

	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes Payable	$132,150	$136,042	$74,048	$63,160

Principal repayments over the next 5 years:
		2010	$5,842
		2011	6,918
		2012	-
		2013	-
		2014	165,000
Total			177,760
Less: Unamortized discounts			(45,610)
			$132,150

(a)	Due to Banco Volkswagen

Related to secured notes payable of R$288,000 ($123,000) at December 31, 2008 for the acquisition of trucks.  The loans bore interest at TJLP (Brazilian government rate) plus 3.0% per annum and were repayable over 48 months.  The loans were secured by the trucks purchased.

(b)	Due to Banco Bradesco

(i)
Related to a secured credit facility of R$1.5 million ($648,000) as at December 31, 2008 of which R$137,000 ($58,000) was outstanding December 31, 2008.  The equipment loans bore interest at TJLP (Brazilian government rate) plus 2.8% per annum (9.05% at December 31, 2008) and were repayable over 36 months.  The loans were secured by the equipment purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

11.     Notes Payable (continued):

(ii)
Relates to secured credit facility of R$167,000 ($96,000) at December 31, 2009 (R$336,000 ($144,000) - December 31, 2008). The equipment loan bears interest at TJLP (Brazilian government rate) plus 1.9% per annum (7.9% at December 31, 2009 and 8.15% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(iii)
Relates to secured credit facility of R$820,000 ($471,000) at December 31, 2009 (R$1.4 million ($585,000) - December 31, 2008. The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% per annum (9.02% at December 31, 2009 and 9.27% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(c)	Private placement notes

Related to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit was comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The notes were secured by shares of MSOL, which holds all of the operating assets of the Company, and were repayable on March 23, 2012.

During November 2009, the Company redeemed Cdn.$85,372,000 or (99%) of the outstanding principal amount of the 10.5% Secured Notes at a purchase price of 105% of the principal amount plus accrued and unpaid interest.  The remaining Cdn.$878,000 was redeemed at a redemption price of 102% of the principal amount plus accrued and unpaid interest.

Included in interest expense for the 12 months ended December 31, 2009 are the following:

Premium paid on redemption	$4,082
Interest at 10.5%	6,964
Amortization of discount	2,559
Write off of unamortized discount	8,793
Write off of embedded early redemption feature	4,027
$26,425

(d)   Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The timing of these payments is

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

11.	Notes Payable (continued):

dependent upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral. On June 30, 2009, the Company paid $1.1 million relating to these mineral rights. The Company expects to execute the final transfer agreement and pay $5.4 million of the purchase price in the second quarter of 2010 and the remaining balance of $6.8 million in 2011.

CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property.  CVRD acquired iron mineral rights from the Company valued at $5 million during 2009.  Payments are due 25% after 30 days of the DNPM’s transfer approval and published in the official newspaper and 75% after 1 year of that approval.  These payments will reduce the Company’s note payable to CVRD.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

(e)	Due to Banco Santander

(i)
Related to a secured credit facility of $729,000. The equipment loan bore interest at LIBOR plus 3.85% (5.27% at December 31, 2008) and was repayable on April 17, 2009. The loan was secured by the equipment purchased.

(ii)
Related to a secured credit facility of $377,000. The equipment loan bore interest at LIBOR plus 3.90% (5.32% at December 31, 2008) and was repayable over 36 months. The loan was secured by the equipment purchased.

(f)	Convertible notes

During September 2009, the Company issued $165 million of 4.5% senior unsecured convertible notes.

Jaguar received net proceeds of approximately $159.1 million.    The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$12.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company has allocated $118.2 million of the net proceeds to debt based on the fair value of similar debt instruments without an associated conversion option.  The remaining portion of the net proceeds of $40.9 million was allocated to the conversion feature and was recorded in contributed surplus.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

12.	Asset Retirement Obligations:

		2009		2008
Balance, beginning of year		$8,165		$2,975
Increase in reclamation obligations
Sabará (a)	$-		$191
Turmalina (b)	3,126		-
Paciência (c)	1,092		4,413
Caeté (d)	-	4,218	96	4,700
Reclamation expenditures		(328)		-
Accretion expense		786		490
Balance, end of year		12,841		8,165
Less: current portion		510		1,337
		12,331		$6,828

The asset retirement obligations relate to the following:

(a)	Sabará:

The Company expects to spend approximately $1.0 million1 between 2010 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(b)	Turmalina:

The Company expects to spend approximately $7.81 million between 2010 and 2020 to reclaim land that has been disturbed as a result of the mining activity.

(c)	Paciência:

The Company expects to spend approximately $8.61million between 2014 and 2022 to reclaim land that has been disturbed as a result of the mining activity.

(d)	Caeté:

The Company expects to spend approximately $259,0001 between 2010 and 2021 relating to plant closure costs to reclaim land that has been disturbed as a result of mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% to 12% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.2% per annum.

1 These figures have not been discounted or adjusted for inflation.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

13.	Income Taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 33.0% (2008 - 33.50%, 2007-36.12%) to income (loss) before income taxes as follows:

	2009	2008	2007

Expected income tax expense (recovery) using statutory income tax rate	$280	$93	$(8,114)

Increase (decrease) in tax expense resulting from:
Foreign exchange	5,342	(14,542)	(824)
Stock based compensation	138	445	3,883
Loss on forward sales derivatives	-	2,170	3,910
Non-deductible interest expense	355	(5)	497
Capital gains tax on expired warrants	-	-	1
Impact of future changes in enacted tax rates	3,274	-	2,403
Other non-deductible expense	1,253	77
Withholding tax on inter-company interest	986	1,397	915
Valuation allowance	(2,788)	14,897	2,523
Income tax expense	$8,840	$4,532	$5,194

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

13.     Income Taxes (continued):

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2009	2008
Future Tax Assets
Canada
Non-capital losses (a)	$9,828	$5,109
Stock isssuance costs and financing fees	4,266	2,234
Cumulative eligible capital	141	141
Property, plant and equipment	111	-
Unrealized loss (gain) on foreign exchange	985	(4,341)

Brazil
Pre-production costs	280	208
Unrealized loss on foreign exchange	-	19,061
Net smelter royalty amortization	64	-
Non-capital losses (b)	9,401	3,912
Sabara impairment	1,410	-
Amounts not deductible until paid	3,663	1,269
	30,148	27,593
Valuation allowance	(21,043)	(23,832)
	9,105	3,761
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabara	-	(19)
Rio de Peixe	(611)	(452)
Gurupi	(7,971)	-
Acquisition of Caete Plant	-	(10)
Unrealized gain on foreign exchange	(7,021)	-
Net smelter royalty amortization	-	(64)
Capitalized pre-stripping cost	(5,243)	(3,088)
Engineering costs capitalized	(80)	(128)
	(20,926)	(3,761)
Net future tax liabilities	$(11,821)	$-

Canada

(a)	The Company has non-capital losses carried forward of approximately $39.3 million that are available for tax purposes. The losses expire as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

13.     Income Taxes (continued):

Year	Amount in
Thousands of US$
2010	$2,142
2014	3,572
2015	5,461
2026	1,545
2027	5,785
2028	1,883
2029	18,924
$39,312

The benefit of the Canadian non-capital loss carry-forwards has not been recognized in future tax assets.

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $27.8 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance. The benefit of the Brazilian non-capital loss carry-forwards has not been recognized in future tax assets.

14.     Capital Stock:

(a)	Common shares:

The Company is authorized to issue an unlimited number of common shares.

(i)
On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million).

(ii)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million).

(iii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2007 the Company purchased 62,400 shares at an average price of Cdn.$5.80 per common share.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

14.     Capital Stock (continued):

(a)	Common shares (continued):

In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  During 2007, the Company purchased 174,000 of its common shares at an average price of Cdn.$9.92.  During 2008 the Company purchased 647,300 shares at an average price of Cdn.$9.98 per common share. In November 2008, the Company received approval from the TSX for a third normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million.  No purchases have been made under the third normal course issuer bid.

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2008 common stock was reduced by $2.5 million (2007 - $596,000), and the excess paid over the average cost basis in the amount of $3.9 million (2007 - $1.5 million) was charged to deficit.

The shares acquired in the normal course issuer bids have been cancelled.

(iv)
On December 2, 2009, the Company issued 3,377,354 common shares, valued at $42.5 million on the date of sale, as payment for the 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil (Note 3).

Shareholder Rights Plan

On January 31, 2007, the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

(b)	Warrants:

During 2008, 144,081 compensation warrants were exercised at Cdn.$5.25 per share for gross proceeds of Cdn.$756,000 ($752,000).  As of December 31, 2009 and 2008 no warrants were outstanding.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

14.     Capital Stock (continued):

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan, the Company may grant options to directors, officers, employees and consultants of the Company and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions. Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  On March 18, 2009, the cashless exercise feature was withdrawn.  No options were exercised using the cashless method in 2009.  During the year ended December 31, 2008, 619,500 options were exercised using the cashless method (2007 - 164,000).

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85
Issued during the year	130,000	-	6.86
Options exercised:
-exercisable in Cdn.$	(699,645)	-	3.83
Options expired	(175,000)	-	6.36
Balance, December 31, 2008	7,061,013	$1.00	$6.06
Options exercised:
-exercisable in US$	(135,000)	1.00	-
-exercisable in Cdn.$	(2,305,013)	-	4.69
Options expired	(24,500)	-	5.47
Balance, December 31, 2009	4,596,500	$-	$6.76

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

14.     Capital Stock (continued):

(c)	Stock options (continued):

Exercise Price		Outstanding December 31, 2009	Weighted Average Remaining Life in Years	Number Exercisable

$ 3.29	Cdn.	40,000	0.94	40,000
$ 3.47	Cdn.	320,000	0.13	320,000
$ 3.65	Cdn.	24,000	0.19	24,000
$ 4.41	Cdn.	50,000	1.50	50,000
$ 4.62	Cdn.	36,000	1.67	36,000
$ 5.47	Cdn.	600,000	1.36	600,000
$ 5.94	Cdn.	940,000	2.22	940,000
$ 6.40	Cdn.	1,010,000	1.92	1,010,000
$ 6.48	Cdn.	336,500	2.69	66,500
$ 9.54	Cdn.	1,240,000	2.93	1,240,000
		4,596,500		4,326,500

No options were granted during 2009.  During 2008, 130,000 options were granted to a consultant of the Company which vested upon future performance.  These options expired without vesting and therefore were not valued or expensed.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2009	2008	2007

Risk-free interest rate	-	-	3.9% - 4.3%
Expected dividend yield	-	-	0.0%
Expected share price volatility	-	-	55.0% - 60.0%
Expected life of the options	-	-	2.8 - 4.0 years
Weighted average grant date fair value	-	-	$4.07

15.       Long- Term Incentive Plans:

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the Company.

A Deferred Share Unit (“DSU”) Plan was established which allows the Company to grant its directors performance awards.  DSU’s call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s resignation from the Company’s board of directors.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

15.       Long- term Incentive Plans (continued):

Deferred Stock Units	2009	2008
Units outstanding, beginning of year	111,737	-
Units granted	62,822	111,737
Balance outstanding, end of year	174,559	111,737

Liability included in deferred compensation liabilities in the consolidated balance sheets	$1,984	$375

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense	$1,439	$393
Foreign exchange loss (gain)	170	(18)
	$1,609	$375

A Restricted Stock Unit (“RSU”) Plan was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSU’s call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.

Restricted Stock Units	2009	2008
Units outstanding, beginning of the year	313,200	-
Units granted	395,250	313,200
Units vested upon termination	(6,900)	-
Units cancelled	(25,650)	-
Balance outstanding, end of year	675,900	313,200

Liability included in deferred compensation liabilities in the consolidated balance sheets	$2,305	$42

Expense recorded in the consolidated statements of operations and comprehensive loss
Production costs	$501	$2
Stock-based compensation expense	1,449	33
Foreign exchange loss	100	-
	$2,050	$35

Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$213	$7

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SAR’s call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

15.       Long- term Incentive Plans (continued):

On December 8, 2009 the Board amended the SAR plan retroactively to provide for accelerated vesting such that one third will vest upon issuance, one third will vest one year after grant, and one third will vest two years after grant.  SAR participants are permitted to select a pre-determined price at which the SARs would be paid an amount equal to the difference between the market price at the date of grant and the pre-determined price upon both the pre-determined price being attained and the vesting of the SAR.  If no pre-determined price is selected by the participant or if the pre-determined price is not attained before the three year period, the payout amount will be the increase in price of the Company’s common stock from the grant date to the expiry date.

Stock Appreciation Rights	2009	2008
Units outstanding, beginning of year	685,000	-
Units granted	685,000	685,000
Units exercised	(418,331)	-
Balance outstanding, end of year	951,669	685,000

Liability included in deferred compensation liabilities in the consolidated balance sheets	$4,327	$17

Expense recorded in the consolidated statements of operations and comprehensive loss
Stock-based compensation expense - cash	$3,283	$-
Stock-based compensation expense - non-cash	4,310	17
	$7,593	$17

16.    Basic and Diluted Net Loss per Share:

  Dollar amounts and share amounts in thousands, except per share amounts.

	2009	2008	2007
Numerator
Net loss for the year	$(7,992)	$(4,256)	$(27,660)

Denominator
Weighted average number of common shares outstanding	76,411	62,909	53,613
Basic and diluted net loss per share	$(0.10)	$(0.07)	$(0.52)

The determination of the weighted average number of common shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants, options and convertible notes since they are anti-dilutive.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

17.     Related Party Transactions:

(a)
The Company incurred fees of $1.6 million for the year ended December 31, 2009 (2008 - $719,000, 2007 - $747,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.   The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $180,000 for the year ended December 31, 2009 (2008 - $180,000, 2007 - $120,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at December 31, 2009 prepaid expenses and sundry assets includes $126,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2008 - $nil).

The Company also incurred consulting fees and administrative service charges of $603,000 from BZI for the year ended December 31, 2009 (2008 - $344,000, 2007 - $450,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2009 accounts payable and accrued liabilities includes $58,000 due to BZI  (December 31, 2008 - $39,000).

(c)
The Company recognized rental income of $nil from PML and $nil from PCO for the year ended December 31, 2009 (2008 - $9,000 from PML and $34,000 from PCO, 2007 - $192,000 from PML and $126,000 from PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2009 prepaid expenses and sundry assets includes $nil from PML and $15,000 from PCO (as at December 31, 2008 - $nil from PML and $12,000 from PCO) (Note 5(b)).  During 2009 the Company received $nil (2008 - $30,000, 2007 - $0.3 million) of royalty income relating to the NSR (Note 7).

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at December 31, 2009 the amount of the obligation is approximately $1.0 million (Note 7).

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($217,000).  As at December 31, 2009, prepaid expenses and sundry assets include $217,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2008 - $162,000 (Note 5 (b)). The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

18.     Supplemental Cash Flow Information:

	2009	2008	2007
Equipment purchased on issuing note payable (Note11(a),(b),(e))	$-	$2,263	$-
Transfer of Zone C in return for forgiveness of royalties payable (Note 10(a))	$2,043	$452	$350
Mineral rights purchased on issuing note payable to CVRD Note 11(d))	$-	$5,494	$8,208
Mineral rights purchased on issuing common stock (Notes 3, 14(a)(iv))	$39,000	$-	$0

	2009	2008	2007
Interest paid	$11,450	$9,312	$8,217
Income taxes paid	$1,201	$-	$-

Cash and cash equivalents include R$100.4 million ($57.6 million) in bank certificates of deposit (2008 - R$415,000 ($177,000)) and $1.0 million in term deposits (2008 - Cdn.$7.5 million ($6.0 million) of cashable guaranteed investment certificates).

During 2009, the Company paid R$2.8 million ($1.2 million) in income taxes in Brazil.

19.    Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities or issue new equity.  The Company’s overall strategy remains unchanged from 2008.

The capital structure of the Company consists of notes payable (Note 11) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

20. Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 6(a)(ii)). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2009 and 2008

20. Commitments (continued):

Commitments	Less than	1 - 3 years	3 - 5 years	More than	Total
	1 year			5 years

Current liabilities
Accounts payable and accrued liabilities	$22,892	$-	$-	$-	$22,892
Income taxes payable	15,641	-	-	-	15,641
Notes Payable
Principal	5,842	6,918	165,000	-	177,760
Interest	8,399	14,858	14,850	-	38,107
Operating Lease Agreements	20	-	-	-	20
Management agreements (a)
Operations	1,068	595	-	-	1,663
Suppliers agreements
Mine operations (b)	1,836	-	-	-	1,836
Drilling (c)	551	-	-	-	551
Asset retirement obligations (d)	535	886	465	15,762	17,648
Total	$56,784	$23,257	$180,315	$15,762	$276,118

(a)	The terms of the management agreements are one to two years (Note 17(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

21.     Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.